SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the Month of April 2003
                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

            Form 20-F |X|       Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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1.    Annex 1 Press Release. Banco Comercial Portugues, S.A. has announced that pursuant to agreement dated October 22, 2002 it has acquired from Eureko B.V. based in Amsterdam, The Netherlands ("Eureko"), 100% of the share capital of Seguros e Pensoes SGPS and has sold to Eureko 20.86% of Eureko's own shares thereby reducing its holding in Eureko to 5.0% of Eureko's voting shares.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANCO COMERCIAL PORTUGUES, S.A.


                                   By:      Antonio Rodrigues
                                       -------------------------------------
                                            Antonio Rodrigues
                                            Member of the Board of Directors


                                   By:     Luis Gomes
                                       -------------------------------------
                                           Luis Gomes
                                           General Manager


Date: April 1, 2003


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                                                                         Annex 1

For immediate release                                             March 31, 2003

                                  ANNOUNCEMENT

Lisbon, March 31, 2003- In compliance with Article 248 of the Portuguese Securities Market Law, Banco Comercial Portugues, S.A. ("BCP"; NYSE: BPC, LSE:
BCP) announces that, pursuant to the agreement dated October 22, 2002 among Eureko B.V., based in Amsterdam, The Netherlands ("Eureko"), Achmea Association, based in Zeist, The Netherlands, and BCP, the following transactions were completed today:

1. BCP sold to Eureko 20.86% of Eureko's own shares. As a result of this transaction, BCP reduced its holding in Eureko to 5.0% of Eureko's voting shares.

2. BCP acquired from Eureko 100% of the share capital of Seguros e Pensoes SGPS, based in Lisbon, Portugal. The book value of Seguros e Pensoes to be reflected on BCP's balance sheet, including goodwill, amounts to (euro) 915 million, and BCP currently estimates that the goodwill generated by this acquisition will be approximately (euro) 400 million.

3. The difference between the value of the Eureko shares sold and the value of the Seguros e Pensoes shares purchased, was settled by means of:

- a payment by BCP to Eureko of (euro) 150 million in cash. In connection with this transaction, Eureko will redeem a total of (euro) 75 million of its own bonds currently held by BCP; and

- a payment by BCP to Eureko of (euro) 117 million which corresponds to the amount invested by Eureko in the capital increase of Seguros e Pensoes in December 2002.

End of statement

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, the state of the Portuguese economy, competition affecting BCP's business, failure to implement strategies, difficulties with BCP's acquisition of Seguros e Pensoes or with its international expansion, an inability to maintain customer base, an ability to properly manage market, credit, liquidity, operational and underwriting risks, regulatory changes, and other risks indicated in filings with the U.S. Securities and Exchange Commission.


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